FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

January 12, 2010

Item 3: News Release:

A news release dated and issued on January 12, 2010 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Joins AGORACOM and Launches Online IR and Marketing Program

Item 5: Full Description of Material Change:

Vancouver, Canada - (January 12, 2010) - Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; FSE: P7J.F) (“PFN",”Company”) is pleased to announce it has retained the services of AGORACOM Investor Relations ("AGORACOM") (http://www.agoracom.com) to provide online investor relations services, a Web 2.0 social network for current shareholders and Tier-1 awareness through the world's biggest websites for the purpose of attracting new shareholders.

ONLINE INVESTOR RELATIONS MAXIMIZES SPEED, TRANSPARENCY AND ACCESS TO COMPANY

In response to overwhelming data representing the online research and communications habits of small-cap investors, PFN has turned the primary focus of its investor relations to the web via the AGORACOM system to facilitate faster, better and more accessible communications with both current and prospective shareholders around the world.

Effective immediately, a customized and monitored PFN IR HUB will be available on AGORACOM at (http://agoracom.com/ir/pacific). The IR HUB will allow Pacific North West Capital to communicate with all investors simultaneously, anytime and in near real-time. This HUB will provide PFN’s Management with the ability to extend communications beyond text via audio messages, video presentations, webcasts and podcasts. In addition to traditional e-mail, investors will also have the ability to receive all communications via RSS feed.

THE "AGORACOM 100"

On January 19th, 2009 AGORACOM launched a Canadian TV, web and search engine marketing campaign to drive small-cap investors to the "AGORACOM 100", an elite and exclusive group of great Canadian small-cap companies in which FAU will be included. This marketing campaign will target main stream media including daily spots on BNN, CNBC TV, Bloomberg TV, Globe & Mail's GlobeInvestor.com, Google, Yahoo!, MSN, AOL, Facebook, AGORACOM and an array of other Tier 1 properties.

LAUNCH OF PACIFIC NORTH WEST CAPITAL CORP. COMMUNITY

The PFN IR HUB propels the Company into the forefront of Web 2.0 community building by providing investors with two very important functions. First, a monitored discussion forum for the purposes of constructive and high-quality discussion amongst investors that is free of spam, profanity and misinformation. Second, a social network that provides investors with the ability to create extensive profiles that include photos, bios, video messages to fellow investors, a rating system and other important items to create a closer bond between our shareholders.

TIER-1 EXPOSURE AND AWARENESS

As an exclusive provider of "Small-Cap Centers - Powered by AGORACOM" to Globe Investor, Yahoo Finance Canada, AOL Finance Canada and every Blackberry device on the planet, AGORACOM will provide Tier-1 financial coverage of all newsworthy Pacific press releases for the purposes of attracting new and prospective shareholders.

PFN President & CEO Harry Barr states, "I believe the time has now come to significantly increase our communications with both existing shareholders and the massive online small-cap community of investors that are searching for their next great investment.  I strongly encourage our shareholders to begin taking advantage of our new online IR system, which demonstrates we are a fully accessible organization.”

For all future PFN investor relations needs, investors are asked to visit our IR Hub at http://agoracom.com/ir/pacific where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

The terms of the agreement are as follows: Duration - 12 months Monthly Cash Compensation - $6,000 plus GST with the option to renew for an additional 12 months. AGORACOM also wishes to disclose the ownership of 360,000 shares of PFN.

About AGORACOM

AGORACOM Investor Relations (http://www.AgoracomIR.com) is North America's largest online investor relations firm for small-cap companies. We have partnered with the world's biggest internet companies, including Yahoo, Globe Investor, AOL, Google and Blackberry to market our clients to a massive audience of new small-cap investors. We have served over 300 companies since 1997.

AGORACOM Investor Relations has displaced the telephone and e-mail as primary IR communications devices. Our IR HUB delivers two-way investor relations in near real-time that is 24/7/365 accessible to shareholders around the world and goes far beyond text by offering both audio and video communications.

AGORACOM (http://www.Agoracom.com) is North America's only small-cap community built to serve the needs of serious small-cap and micro-cap investors. No rumors, profanity, stock bashing or hyping. Our traffic ranking is above the top 0.5% of all websites around the world.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is a mineral exploration company focused on platinum group metals (PGM), precious and base metals. Management's corporate philosophy is to be a project generator, explorer and project operator with the objective of option/joint venturing projects with major mining companies through to production. PFN is well funded, has an experienced management team and has the ability to take advantage of the tremendous acquisition opportunities presented by current market conditions. The Company's focus is to acquire advanced stage precious metals projects and to continue to expand its PGM and base metals division.

River Valley, Platinum Group Metals Project, Ont.

Key Highlights:

•

One of only two primary PGM discoveries in North America in the past decades

•

50:50 Joint Venture with Anglo Platinum Ltd.

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Anglo Platinum provides all funding, PFN is operator

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$23M in exploration since 1999

•

Current 43-101 resources total 1.3M oz Pd, Pt, Au

Current Resource:

30.5 MILLION TONNES CONTAINING 953,900 OZ OF PALLADIUM (0.97 G/T) 329,500 OZ OF PLATINUM (0.34 G/T) 59,500 OZ OF GOLD (0.061 G/T)

Location:

•

Primary PGM deposit

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70 km from Sudbury, the largest Ni-Cu-PGM mining and smelting complex in Canada

•

Sudbury has produced 70 million ounces as a by-product Pt, Pd and Au

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Excellent local infrastructure

2009-2010 Program in Progress

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$250,000 Budgeted program to be completed

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Planning 2010 budget and program

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Geochemical study underway to develop genetic model and define exploration strategy for high grade ore

•

Palladium, up more than 150% since its 2008 low, has a robust outlook for 2010

•

Study will include evaluation of a full suite of PGM including Rhodium to   improve economic modeling

•

Rhodium demand currently depressed but will recover with auto sector

•

Rhodium has the potential to significantly enhance economics of River Valley

Additional Projects:

Destiny Gold Project:

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Joint Venture with Alto Ventures

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High grade gold including 44.39 g/t (1.56 ounces/ton), 39.5 g/t (1.39 ounces/ton) and 20.6 g/t (0.72 ounces/ton) across 0.5m intersected in wide shear zones

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Open along strike and at depth

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Phase I 5000 meter diamond drill program completed

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Phase II drill program slated for early 2010

Rock and Roll Polymetallic Project:

•

2009 drill highlights include intersections up to 1.31 g/t gold, 296.2 g/t silver, 0.46% copper, 1.25% lead, and 3.99% zinc over 3.14 meters in drill hole RR09-107

•

Initial re-sampling of historic core confirms original assay data

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Numerous airborne geophysical anomalies remain to be tested

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Additional core sampling planned to provide basis for updated resource estimate

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Planning for expanded 2010 exploration program and phase II drilling underway

Majority Shareholder in Fire River Gold (“FAU”)

•

PFN sold the Nixon Fork Gold mine in July 2009 for a 500% gain and will participate in the upside of the Nixon Fork Gold Mine through its majority ownership of FAU

•

PFN was issued 6.5 Million shares of FAU  on Sept. 2009 and was paid approximately US $1Million within six months

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The Nixon Fork Gold Mine is a fully permitted and bonded mine, which management of FAU plans to put back into production within the next 18 months

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Over US$100 Million has been spent to date on the mine, Mill, and underground infrastructure

•

Previous production averaged over 40 grams per ton and additional credits of copper and silver

New PGM Acquisition Focus:

1. Under funded advanced stage projects 2. Projects with demonstrated resource 3. Continued aggressive stance on PGM exploration and development in North America and a new focus in South Africa	• Southern Africa • Canada • USA • Mexico • Scandinavia • Brazil

Management & Consultants:

Harry Barr President & CEO	Richard Goodwin - P.Eng VP of Engineering	Ali Hassanalizadeh - MSc. MBA Senior Geologist/Project Manager
Chris Davies—B.Sc, (Hon) P. Eng Technical Consultant	John Royall - B.Sc. (Hon) P.Eng. Technical Consultant	Curt Freeman - M.Sc., P.Geo. Technical Consultant

About the International Metals Group

The International Metals Group (IMG) is an organization of professionals with a wealth of experience in all aspects of the mining industry.

Our group consists of a brain bank of project acquisition, exploration and development professionals, including dedicated CEOs, geologists, engineers, corporate finance, investor relations experts, corporate management, public company administrators, and regulatory and government affairs specialists. The companies within the group are able to share resources, costs and expertise, which provides a significant advantage in comparison to individual public companies.

http://www.pfncapital.com

For further information on the International Metal Group Companies, please visit:

www.internationalmetalsgroup.com

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 12th  day of January 2010.